UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CERES, INC.
(Name of Subject Company)

CERES, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

156773400
(CUSIP Number of Class of Securities)

Richard Hamilton

President and Chief Executive Officer

Ceres, Inc.

1535 Rancho Conejo Boulevard

Thousand Oaks, CA

(805) 376-6500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael D. Bryan

James M. Herriott

K&L Gates LLP

134 Meeting Street, Suite 500
Charleston, SC 29401
(843) 579-5661

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by Ceres, Inc. (the “Company”) on June 17, 2016 (including all exhibits attached thereto) is incorporated herein by reference.

This Schedule 14D-9 filing consists of the following documents relating to the proposed acquisition of the Company by Land O’Lakes, Inc. (“Land O’Lakes”) pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of June 16, 2016, by and among the Company, Land O’Lakes and a wholly-owned subsidiary of Land O’Lakes: (i) a letter dated as of June 17, 2016, to Company collaborators from the Chief Executive Officer of the Company, which letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference, and (ii) a communication dated as of June 17, 2016, to Company employees and investors addressing expected questions related to the proposed acquisition, which communication is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Additional Information and Where to Find It

The transaction referred to in this document will be implemented by means of a tender offer to be made by Roman Merger Sub, Inc., a wholly owned subsidiary of Land O’Lakes (the “Purchaser”). The tender offer described in this document has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Ceres, Inc. This document is for informational purposes only. On the commencement date of the tender offer, Land O’Lakes and Purchaser, will file a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the Securities and Exchange Commission (the “SEC”). At or around the same time, Ceres, Inc. will file a statement on Schedule 14D-9 with respect to the tender offer. Stockholders should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer. Stockholders will be able to obtain a free copy of these documents (when they become available) and other documents filed by Land O’Lakes, Purchaser and Ceres with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) at the Company’s investor relations website at http://investor.ceres.net.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this document may contain, in addition to historical information, certain forward-looking statements. Some of these forward-looking statements may contain words like “believe,” “may,” “could,” “would,” “might,” “possible,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or they may use future dates. Forward-looking statements in this document include without limitation statements regarding the planned completion of the transactions. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: statements regarding the anticipated benefits of the transactions; statements regarding the anticipated timing of filings and approvals relating to the transactions; statements regarding the expected timing of the completion of the transactions; the percentage of the Company’s stockholders tendering their shares in the tender offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transactions may not be satisfied or waived; the effects of disruption caused by the transactions making it more difficult to maintain relationships with employees, vendors and other business partners; possible stockholder litigation in connection with the transaction; and other risks and uncertainties discussed in Ceres’s filings with the SEC, including the “Risk Factors” sections of Ceres’s Annual Report on Form 10-K for the year ended August 31, 2015 and any subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by Land O’ Lakes or its merger subsidiary and the Solicitation/Recommendation Statement to be filed by Ceres. Ceres undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

EXHIBIT INDEX

Exhibit	Description

99.1	Letter to Company’s Collaborators, dated June 17, 2016

99.2	Company Employee Communication, dated June 17, 2016

3